Exhibit 99.2

BROOKFIELD FINANCE I (UK) PLC

AND

BROOKFIELD ASSET MANAGEMENT INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AND

COMPUTERSHARE TRUST COMPANY, N.A.

First Supplemental Indenture

Dated as of November 24, 2020

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of November 24, 2020 (this “First Supplemental Indenture”) between Brookfield Finance I (UK) plc (the “Issuer”), a corporation duly organized and existing under the laws of England and Wales, Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, Computershare Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian trustee (the “Canadian Trustee”), and Computershare Trust Company, N.A., a national banking association company existing under the laws of the United States, as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”), to the Indenture, dated as of November 24, 2020, by and among the Issuer, the Company and the Trustees (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of subordinated Securities under the Indenture, its 4.50% Perpetual Subordinated Notes (the “Notes”) and the Company has consented to and approved the issuance of the Notes;

WHEREAS, the Issuer and the Company have duly authorized the execution and delivery of this First Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance by the Issuer of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Issuer and the Company are not in default under the Original Indenture;

WHEREAS, all things necessary to make this First Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and the Company and not by the Trustees;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Notes, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

1.1	Definitions.

For all purposes of this First Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Accounting Event” shall occur if, as a result of a change in accounting principles (or interpretation thereof) which have been officially adopted on or after the Issue Date (such date, the “Accounting Event Adoption Date”), but not otherwise, the obligations of the Issuer under the Notes must not or may no longer be recorded as “equity” in the audited annual or interim consolidated financial statements of the Company, in each case prepared in accordance with IFRS or any other accounting standards that the Company may adopt in the future for the preparation of its audited annual or interim consolidated financial statements in accordance with applicable Canadian, United States or United Kingdom laws. The Accounting Event shall be deemed to have occurred on the Accounting Event Adoption Date notwithstanding any later effective date.

“Additional Amounts” has the meaning specified in Section 2.16 (Payment of Additional Amounts).

“Arrears of Interest” has the meaning specified in Section 2.11 (Deferral Right).

“BAM Group” means the Company and those of its subsidiaries from time to time who are incorporated within and resident for all tax purposes in the United Kingdom or Canada.

“Co-Obligor” has the meaning specified in Section 2.15 (Co-Obligor and/or Additional Guarantors).

“Company Parity Obligations” means all present and future obligations and liabilities of the Company in respect of: (a) the most junior class of preference shares that are or may from time to time be outstanding in the capital of the Company; and (b) all other securities, guaranties, instruments and agreements that are issued or entered into by the Company from time to time and rank or are expressed to rank pari passu with the Company’s obligations under the Guarantee Obligations or the most junior outstanding class of preference shares of the Company.

“Company Preference Shares” means, with respect to the Company a class of preference shares in the capital of the Company: (a) ranking junior to the claims of all holders of Company Senior Obligations; (b) having an equal right to return of assets in a Liquidation Proceeding of the Company as Company Parity Obligations, and so ranking pari passu with any Company Parity Obligations; and (c) having a right to return of capital on a Liquidation Proceeding of the Company ahead of, and so ranking ahead of, the claims of holders of the Company Shares.

“Company Senior Obligations” means all obligations and liabilities of the Company, but excluding all Company Parity Obligations and all obligations and liabilities of the Company in respect of Company Shares.

“Company Shares” means the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company, and any shares of the Company ranking pari passu or junior to the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company.

“Deferred Interest Payment” has the meaning specified in Section 2.11 (Deferral Right).

“Early Redemption Amount” means (a) in the case of a Rating Agency Event, an Accounting Event or a Tax Deduction Event where the relevant date fixed for redemption falls prior to the First Call Date, an amount equal to the sum of (i) 100% of the principal amount of the Notes, and (ii) 1% of the principal amount of the Notes (which amount shall represent a fixed interest amount for the period from (and including) the Issue Date up to (but excluding) the relevant Redemption Date payable in addition to any accrued and unpaid interest up to (but excluding) the relevant Redemption Date and any outstanding Arrears of Interest); and (b) in the case of (i) a Rating Agency Event, an Accounting Event or a Tax Deduction Event where the relevant date fixed for redemption falls on or after the First Call Date or (ii) pursuant to an Optional Tax Redemption at any time, an amount equal to 100% of the outstanding principal amount of the Notes, plus, in each case, any accrued and unpaid interest up to (but excluding) the relevant Redemption Date and any outstanding Arrears of Interest (without double counting).

“Event of Default” has the meaning specified in Section 2.13 (Events of Default).

“FATCA” has the meaning specified in Section 2.16 (Payment of Additional Amounts).

“First Call Date” means November 24, 2025.

“Guarantee Obligations” means the subordinate guarantee obligations of the Company pursuant to Article 5 of the Original Indenture but solely in respect of the Notes.

“Interest Amount” means $0.28125 per $25 principal amount of Notes payable on each Interest Payment Date.

“Interest Payment Date” has the meaning specified in Section 2.5 (Interest and Initial Denominations).

“Interest Period” has the meaning specified in Section 2.5 (Interest and Initial Denominations).

“Interest Rate” means 4.50% per year.

“Issue Date” means November 24, 2020.

“Issuer Notional Preference Shares” means, with respect to the Issuer a notional class of preference shares in the capital of the Issuer: (a) ranking junior to the claims of all holders of Issuer Senior Obligations; (b) having an equal right to return of assets in the Liquidation Proceeding of the Issuer as Issuer Parity Obligations, and so ranking pari passu with any Issuer Parity Obligations; and (c) having a right to return of capital on a Liquidation Proceeding of the Issuer ahead of, and so ranking ahead of, the claims of holders of the Ordinary Shares of the Issuer.

“Issuer Parity Obligations” means all present and future obligations and liabilities of the Issuer in respect of: (a) the most junior class of preference share capital of the Issuer that is or may from time to time be outstanding and (b) all other securities, guaranties, instruments and agreements that are issued or entered into by the Issuer from time to time and rank or are expressed to rank pari passu with the Issuer’s obligations under the Notes or the most junior outstanding class of preference share capital of the Issuer.

“Issuer Senior Obligations” means all obligations and liabilities of the Issuer, but excluding all Issuer Parity Obligations and all obligations and liabilities of the Issuer in respect of any Ordinary Shares of the Issuer.

“Liquidation” means a liquidation, winding-up or dissolution of the Issuer or the Company or of all or substantially all of their respective assets or businesses.

“Liquidation Proceeding” means:

(a) the entry by a court having jurisdiction of

(i) a decree or order for relief in respect of a Liquidation in an involuntary case or proceeding under any applicable English, Canadian federal or provincial, or other applicable bankruptcy, insolvency, administration, reorganization or other similar law, or

(ii) a decree or order adjudging the Issuer or the Company a bankrupt, or approving as properly filed an application or petition seeking a Liquidation, or appointing a custodian, receiver, liquidator, administrator, assignee, trustee, sequestrator or other similar official to conduct a Liquidation or to declare and distribute a dividend to creditors, and in either case the continuance of any such decree or order for relief or any such other decree or order is unstayed and in effect for a period of 60 consecutive days; or

(b) the private or out of court appointment of a custodian, receiver, liquidator, administrator, assignee, trustee, sequestrator or other similar official for or in respect of the Issuer or the Company or all or substantially all of their respective assets or businesses for the purpose or having the effect of (1) commencing or effecting a Liquidation or (2) declaring and distributing a dividend to creditors, which is unstayed and in effect for a period of 60 consecutive days; or

(c) the commencement of a voluntary or involuntary case or proceeding by or in respect of the Issuer or the Company, under any applicable English, Canadian federal or provincial, or other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding in each case for the purpose or having the effect of commencing or effecting a Liquidation, or the passing of a resolution or taking of corporate action by the Issuer or the Company to commence, authorize or consent to such case or proceeding.

“Multilateral Trading Facility” means a multilateral trading facility described in section 987(1)(b) of the Income Tax Act 2007 of the United Kingdom, as the same may be amended from time to time and any provision, statute or statutory instrument replacing the same from time to time.

“Non-U.S. Co-Obligor” has the meaning specified in Section 2.15 (Co-Obligor and/or Additional Guarantors).

“Optional Deferred Interest Settlement Date” has the meaning specified in Section 2.11 (Deferral Right).

“Optional Tax Redemption” has the meaning specified in Section 2.8 (Optional Tax Redemption).

“Ordinary Shares” means (a) any ordinary shares in the capital of the Issuer or (b) any present or future shares of any other class of shares of the Issuer ranking pari passu with the ordinary shares of the Issuer.

“Original Indenture” has the meaning specified in the preamble to this First Supplemental Indenture.

“Other Additional Amounts” has the meaning specified in Section 2.15 (Co-Obligors and/or Additional Guarantors).

“Payment Default” has the meaning specified in Section 2.13 (Event of Default).

“Qualifying Securities” has the meaning specified in Section 2.9 (Substitution or Variation of the Notes).

“Rating Agency” means any of S&P Global Ratings (or any of its subsidiaries or any successor in business thereto from time to time), Moody’s Investors Service, Inc. (or any of its subsidiaries or any successor in business thereto from time to time), DBRS Limited (or any of its subsidiaries or any successor in business thereto from time to time), Fitch Ratings, Inc. (or any of its subsidiaries or any successor in business thereto from time to time), or any other rating agency substituted for any of them by the Issuer and/or the Company.

“Rating Agency Event” shall be deemed to occur if the Issuer or the Company has received confirmation from any Rating Agency that, due to any amendment to, clarification of, or change in the assessment criteria under its hybrid capital methodology or in the interpretation thereof, in each case occurring or becoming effective after the Issue Date (or, if “equity credit” is not assigned to the Notes by the relevant Rating Agency on the Issue Date, the date on which “equity credit” is assigned by such Rating Agency for the first time), the Notes will no longer be eligible (or if the Notes have been partially or fully re-financed since the Issue Date and are no longer eligible for “equity credit” from such Rating Agency in part or in full as a result, the Notes would no longer have been eligible as a result of such amendment to, clarification of or, change in the assessment criteria or in the interpretation thereof had they not been re-financed) for the same or a higher amount of “equity credit” as was attributed to the Notes as at the Issue Date (or, if “equity credit” is not assigned to the Notes by the relevant Rating Agency on the Issue Date, the date on which “equity credit” is assigned by such Rating Agency for the first time).

“Recognised Stock Exchange” means a recognised stock exchange as defined in section 1005 of the Income Tax Act 2007 of the United Kingdom as the same may be amended from time to time and any provision, statute or statutory instrument replacing the same from time to time.

“Redemption Date” means any date on which the Notes become due for redemption in accordance with their terms.

“Senior Obligations” means the Issuer Senior Obligations and the Company Senior Obligations.

“Solvent Reorganization” means one or more transactions for the purposes of a reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, or the substitution in place (or similar transaction) of the Issuer or the Company, as the case may be, with or to a Successor (as defined in the Original Indenture), the terms of which reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, or the substitution in place (or similar transaction) (a) have previously been provided for by way of a supplemental indenture to the Indenture in accordance with the terms of the Indenture and (b) do not provide that the Notes shall thereby become redeemable or repayable. Any such substitution in place of the Issuer or the Company shall only be permitted if it does not result in the Notes no longer being eligible for the same, or a higher amount of, “equity credit” as is attributed to the Notes on the date notice is given to the Holders of Notes of the aforementioned substitution.

“Special Event” means any of an Accounting Event, a Rating Agency Event, a Tax Deduction Event, an event that permits an Optional Tax Redemption to occur or any combination of the foregoing.

“Substitution or Variation Event” has the meaning specified in Section 2.9 (Substitution or Variation of the Notes).

“Tax Act” has the meaning specified in Section 2.16 (Payment of Additional Amounts).

“Tax Deduction Event” means (a) that as a result of a Tax Law Change, interest paid by the Issuer on the Notes would no longer, or within 90 days of such change or proposed change will no longer, be fully deductible (or the entitlement to make such deduction shall be materially reduced or materially delayed) by the Issuer for corporate income tax purposes; and/or (b) that, as a result of a Tax Law Change and the Notes being held by the Holders thereof, the Issuer (or any intra-group borrower under back-to-back lending arrangements within the BAM Group) (as applicable) would no longer, or within 90 days of such change or proposed change will no longer, be able to surrender to or receive from companies with which it is grouped for tax purposes under the laws or regulations of the United Kingdom or Canada (or with which it would be grouped but for any Tax Law Change), losses or other amounts which can be set against the recipient company’s profits (or the amounts capable of being surrendered and set against the recipient company’s profits or the timing of surrender or set off are materially reduced or materially delayed), in either case, as determined in the reasonable opinion of the Issuer and provided that the foregoing cannot be avoided by the Issuer (or intra-group borrower under back-to-back lending arrangements within the BAM Group) (as applicable) taking reasonable measures available to it, where references in this definition to the United Kingdom shall be deemed also to refer to any other jurisdiction or relevant authority thereof in which any successor issuer of the Notes is incorporated (except that as regards any such jurisdiction, the words “which in each case becomes, or would become, effective on or after the Issue Date” as used in the definition of Tax Law Change shall be replaced with the words “becomes effective after, and has not been announced on or before, the date on which the successor issuer, as applicable, is substituted for the Issuer (or its successor)”). For the purposes of the definition of Tax Deduction Event, being “grouped for tax purposes” with another company includes, for the avoidance of doubt and without limitation, being a member of the same “group of companies” as the other company, any “consortium condition” being met in respect of the other company or any other relationship sufficient to allow a surrender of losses or other amounts between the two companies for the purposes of Part 5 of the Corporation Tax Act 2010 of the United Kingdom.

“Tax Law Change” means (a) a change in or proposed change in, or amendment or proposed amendment to, the laws or regulations of the United Kingdom (in respect of the Issuer only) or Canada (in respect of the Company only) or any political subdivision or any authority thereof or therein having the power to tax, including any treaty to which the United Kingdom and/or Canada is a party, (b) any change in the application or official or generally published interpretation of such laws or regulations, including a decision of any court or tribunal, or (c) any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such laws or regulations or interpretation thereof that differs from the previously generally accepted position in relation to similar transactions, which in each case becomes or would become effective on or after the Issue Date.

“Taxes” has the meaning specified in Section 2.16 (Payment of Additional Amounts).

1.2	To be Read with Original Indenture.

The First Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this First Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this First Supplemental Indenture were contained in one instrument.

1.3	Currency.

Except where expressly provided, all amounts in this First Supplemental Indenture are stated in United States currency.

Article 2
THE NOTES

2.1	Designation.

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “4.50% Perpetual Subordinated Notes”.

2.2	Limit of Aggregate Principal Amount.

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the First Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.6, 10.6 or 12.7 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $230,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the Holders of the Notes but with the consent of the Company, create and issue further notes with terms (other than the Issue Date, issue price and, possibly, the First Call Date and the date interest starts accruing) identical to the Notes issued hereby. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes; provided that such additional notes will be only issued if they are fungible with the original Notes for U.S. federal income tax purposes.

2.3	Perpetual Securities.

The Notes are perpetual securities in respect of which there is no fixed maturity date or fixed Redemption Date.

2.4	Payments; Registrations of Transfers.

All payments in respect of the Notes shall be made in immediately available funds. The Issuer hereby appoints the U.S. Trustee to act as the initial Paying Agent for the Notes. The “Place of Payment” for the Notes shall be at the address of the Paying Agent, currently located at 6200 S. Quebec St., Greenwood Village, Colorado 80111.

For purposes of Section 1.14 of the Original Indenture, the Issuer shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date whether or not such date is a Business Day in Toronto, Ontario, unless such date shall not be a Business Day in New York, New York, notwithstanding the definition of “Business Day” in Section 1.1 of the Original Indenture.

For such Notes (if any) as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Notes will be made at the Corporate Trust Office of the U.S. Trustee currently located at the Place of Payment, except that, at the option and expense of the Issuer, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The Issuer hereby appoints the Canadian Trustee as the initial transfer agent for the transfer of the Notes at the Corporate Trust Office of the Canadian Trustee currently located at 100 University Avenue, 11th Floor, Toronto, Canada M5J 2Y1.

2.5	Interest and Initial Denominations.

2.5.1           The Notes will be issued in initial denominations of $25.00 and multiples of $25.00 in excess thereof and shall bear interest at the rate of 4.50% per annum, payable in equal quarterly installments in arrears, subject to deferral as set forth in Section 2.11 (Deferral Right).

2.5.2           Interest in respect of the Notes shall accrue from and including November 24, 2020 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

2.5.3           The first interest period will begin on (and include) the Issue Date and end on (but exclude) the first Interest Payment Date and each successive interest period will begin on (and include) an Interest Payment Date and end on (but exclude) the next succeeding Interest Payment Date (each, an “Interest Period”).

2.5.4           Interest for each Interest Period from the Issue Date will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Where it is necessary to calculate an amount of interest in respect of any Note for a period which is less than or equal to a complete Interest Period, such interest shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

2.5.5           The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be February 24, May 24, August 24 and November 24 in each year (each, an “Interest Payment Date”), commencing on February 24, 2021, subject to deferral in accordance with Section 2.11 (Deferral Right).

2.5.6           The Regular Record Dates for interest in respect of the Notes shall be February 9, May 9, August 9 and November 9 (whether or not a Business Day) in respect of the Interest Payment Date that occurs on February 24, May 24, August 24 and November 24, respectively.

2.6	Redemption of the Notes at the Option of the Issuer.

The Issuer may, at its option, on giving not less than 10 nor more than 60 days’ notice to the Holders of Notes in accordance with the notice provisions (other than notice periods) set forth in the Original Indenture (which notice shall be irrevocable), redeem the Notes (in whole or in part) on the First Call Date and at any time and from time to time thereafter, at a redemption price per $25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued but unpaid interest thereon up to (but excluding) the relevant Redemption Date and any outstanding Arrears of Interest owing thereon (without double counting). The Issuer will give notice to the Trustees of any redemption at least five (5) Business Days’ prior to when notice is due to Holders of Notes.

2.7	Optional Redemption for Certain Events.

Subject to Section 2.10 (Conditions to Special Event Redemption and Substitution and Variation) below, and on the giving of not less than 10 nor more than 60 days’ notice to Holders of Notes in accordance with the notice provisions (other than notice periods) set forth in the Original Indenture (which notice shall be irrevocable), if an Accounting Event, Rating Agency Event or a Tax Deduction Event occurs, the Issuer may, subject to applicable laws, redeem the Notes (in whole but not in part) at their applicable Early Redemption Amount.

2.8	Optional Tax Redemption.

Subject to Section 2.10 (Conditions to Special Event Redemption and Substitution and Variation) below, and on the giving of not less than 10 nor more than 60 days’ notice to the Holders of Notes in accordance with the notice provisions (other than notice periods) set forth in the Original Indenture (which notice shall be irrevocable), the Notes may be redeemed or purchased and cancelled (in whole but not in part) at their applicable Early Redemption Amount (an “Optional Tax Redemption”) if, as a result of any Tax Law Change, the Issuer or the Company would be required to pay additional amounts as contemplated in Section 2.16 (Payment of Additional Amounts), where, prior to such Tax Law Change the requirement to pay additional amounts did not exist or there was materially less risk that the payment of additional amounts would be required as determined in the reasonable opinion of the Issuer in respect of payments by the Issuer, or as determined in an opinion of independent counsel of a nationally recognized law firm in Canada experienced in such matters in respect of payments by the Company, and provided that the foregoing cannot be avoided by the Issuer taking reasonable measures available to it including, without limitation, applying for listing of the Notes on a Recognised Stock Exchange or Multilateral Trading Facility. Additionally, references in this Section 2.8 and Section 2.16 (Payment of Additional Amounts) to the United Kingdom and/or Canada shall be deemed also to refer to any other jurisdiction or relevant authority thereof in respect of which any successor issuer or guarantor is required to pay additional amounts pursuant to the Indenture (except that as regards any such jurisdiction, the provisions for an Optional Tax Redemption will apply to Tax Law Changes (where references to the United Kingdom and Canada in the definition of “Tax Law Change” shall be deemed also to refer to the jurisdiction in which the relevant successor issuer or guarantor is incorporated) in the jurisdiction in which the successor issuer or guarantor is incorporated) occurring after the date of the relevant succession).

2.9	Substitution or Variation of the Notes.

If a Rating Agency Event, an Accounting Event, a Tax Deduction Event or an event that permits an Optional Tax Redemption pursuant to Section 2.8 to occur (a “Substitution or Variation Event”) has occurred and is continuing, then the Issuer or the Company may, as an alternative to redemption, subject to Section 2.10 (Conditions to Special Event Redemption and Substitution and Variation) below (without any requirement for the consent or approval of the Holders of Notes) and subject to the Trustees, immediately prior to the giving of any notice referred to herein, having received an Officers’ Certificate and an Opinion of Counsel, each stating to the effect that the provisions of this Section 2.9 have been complied with, and having given not less than 10 nor more than 60 days’ notice to the Holders of Notes (which notice shall be irrevocable), at any time either (i) substitute all, but not less than all, of the Notes for, or (ii) vary certain terms of the Notes with the effect that they remain or become (as the case may be), Qualifying Securities, and the Holders of Notes shall be bound by such substitution or variation.

Upon expiry of such notice, the Issuer or the Company will either vary certain terms of or, as the case may be, substitute the Notes in accordance with this section.

In connection with the substitution of Qualifying Securities for the Notes or the variation of the terms of the Notes, each Holder by its purchase of the Notes authorizes the Trustees to, and the Trustees shall, authenticate such new notes in accordance with Section 2.2 of the Original Indenture.

In connection with any substitution or variation in accordance with this section, the Issuer will comply with the rules of any stock exchange on which the Notes are for the time being listed or admitted to trading. All Qualifying Securities must be delivered in accordance with applicable Canadian prospectus requirements or an exemption therefrom.

Any such substitution or variation in accordance with the foregoing provisions following a Substitution or Variation Event shall only be permitted if it does not give rise to any other Substitution or Variation Event with respect to the Qualifying Securities.

Any such substitution or variation in accordance with the foregoing provisions following a Substitution or Variation Event shall only be permitted if it does not result in the Qualifying Securities no longer being eligible for the same, or a higher amount of, “equity credit” (or such other nomenclature that the Rating Agency may then use to describe the degree to which an instrument exhibits the characteristics of an ordinary share) as is attributed to the Notes on the date notice is given to Holders of Notes of the substitution or variation. In no event shall the Trustees have any responsibility whatsoever to determine whether any such substitution or variation results in the Qualifying Securities.

“Qualifying Securities” means Securities that contain terms not materially less favorable to the Holders of Notes, taken as a whole, than the terms of the Notes (as reasonably determined by the Issuer (in consultation with an independent investment bank or counsel of international standing)) and provided that an Officer’s Certificate to such effect (and confirming that the conditions set out in (a) to (j) below have been satisfied) shall have been delivered to the Trustees prior to the substitution or variation of the Notes upon which certificate the Trustees shall rely absolutely). Such Qualifying Securities:

(a)	shall be issued by (x) the Issuer (or any successor thereto as issuer of the Notes) with a guarantee of the Company (or any successor thereto as guarantor of the Notes), (y) the Company or (z) a direct or indirect subsidiary of the Company with a guarantee of the Company (or any successor thereto as guarantor of the Notes); and

(b)	(and/or, as appropriate, the guarantee as aforesaid) shall rank pari passu on a Liquidation Proceeding of the Issuer (or any successor thereto as issuer of the Notes) with the Notes or on a Liquidation Proceeding of the Company (or any successor thereto as guarantor of the Notes) with the Guarantee Obligations; and

(c)	shall contain terms which provide for the same or a more favorable interest rate applying to the Notes and preserve the same Interest Payment Dates; and

(d)	shall preserve the obligations (including the obligations arising from the exercise of any right) of the Issuer (or any successor thereto as issuer of the Notes) as to redemption of the Notes, including (without limitation) as to timing of, and amounts payable upon, such redemption; and

(e)	shall preserve any existing rights under the terms of the Notes to any accrued interest, any Deferred Interest Payments, any Arrears of Interest and any other amounts payable under the Notes which, in each case, has accrued to Holders thereof and not been paid; and

(f)	shall not contain terms providing for loss absorption through principal write-down or conversion to ordinary shares; and

(g)	shall otherwise contain substantially identical terms (as reasonably determined by the Issuer (or any successor thereto as issuer of the Notes)) to the Notes, save where (without prejudice to the requirement that the terms are not materially less favorable to the Holders of Notes taken as a whole than the terms of the Notes as described above) any modifications to such terms are required to be made to avoid the occurrence or effect of a Rating Agency Event, an Accounting Event, a Tax Deduction Event or an event that permits an Optional Tax Redemption to occur; and

(h)	shall, immediately after such substitution or variation, be assigned at least the same credit rating(s) by the same Rating Agencies as may have been assigned to the Notes at the invitation of or with the consent of the Issuer (or any successor thereto as issuer of the Notes) immediately prior to such substitution or variation; and

(i)	shall not provide for the mandatory deferral or cancellation of payments of interest and/or principal; and

(j)	shall be listed on such stock exchange as is a Recognised Stock Exchange at that time or admitted to trading on a Multilateral Trading Facility as selected by the Issuer (or any successor thereto as issuer of the Notes).

2.10	Conditions to Special Event Redemption and Substitution and Variation.

Prior to the publication of any notice of redemption pursuant to the provisions set for under Section 2.7 (Optional Redemption for Certain Events) or Section 2.8 (Optional Tax Redemption) or any notice of substitution or variation pursuant to Section 2.9 (Substitution or Variation of the Notes), the Issuer or the Company will deliver to the Trustees an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent, the relevant requirement or circumstance giving rise to the right to redeem, substitute or vary is satisfied, and where the relevant Special Event requires measures reasonably available to the Issuer or the Company to be taken, the relevant Special Event cannot be avoided by the Issuer or the Company taking such measures.

In relation to a substitution or variation pursuant to Section 2.9 (Substitution or Variation of the Notes), such Officer’s Certificate shall also include further certifications that the criteria specified in paragraphs (a) to (j) of the definition of Qualifying Securities will be satisfied by the Qualifying Securities upon issue and that such determinations were reached by the Issuer in consultation with an independent investment bank or counsel of international standing. The Trustees may rely absolutely upon and shall be entitled to accept such Officer’s Certificate without any liability to any Person for so doing and without any further inquiry as sufficient evidence of the satisfaction of the conditions precedent set out in such paragraphs, in which event it shall be conclusive and binding on all Holders.

Any redemption of the Notes in accordance with conditions set forth under Section 2.7 (Optional Redemption for Certain Events) and Section 2.8 (Optional Tax Redemption) in respect of a Special Event, as applicable, shall be conditional on all outstanding Arrears of Interest being paid in full in accordance with Section 2.11 (Deferral Right) on or prior to the date thereof, together with any accrued and unpaid interest up to (but excluding) such redemption, substitution or, as the case may be, variation date, with respect to the Notes.

The Trustees are under no obligation to ascertain whether any Special Event or any event which could lead to the occurrence of, or could constitute, any such Special Event has occurred and, until it shall receive an Officer’s Certificate and Opinion of Counsel pursuant to the Indenture to the contrary, the Trustees may assume that no such Special Event or such other event has occurred.

2.11	Deferral Right.

2.11.1        General

The Issuer may, in its sole discretion, elect to defer any payment of interest (in whole or in part) (a “Deferred Interest Payment”) which is otherwise scheduled to be paid on an Interest Payment Date. If the Issuer elects not to make all or part of any payment of interest on an Interest Payment Date, then the Issuer will not have any obligation to pay such interest on the relevant Interest Payment Date. Any Deferred Interest Payment shall itself bear interest at the Interest Rate from (and including) the date on which (but for such deferral) the Deferred Interest Payment would otherwise have been due to be made to (but excluding) the date on which the Deferred Interest Payment is paid, and interest will be added to such Deferred Interest Payment (and thereafter accumulate additional interest at the Interest Rate accordingly) on each Interest Payment Date (such further interest together with the Deferred Interest Payment, being “Arrears of Interest”). Non-payment of Arrears of Interest shall not constitute a default by the Issuer or the Company under the Notes or the Guarantee Obligations or for any other purpose, unless such payment of Arrears of Interest becomes due and payable in accordance with Sections 2.11.3 (Optional Settlement of Arrears of Interest) or 2.11.4 (Mandatory Settlement of Arrears of Interest) below or otherwise in accordance with the terms of the Notes.

2.11.2        Notice of Interest Deferral.

The Issuer will notify the Holders of Notes, the Trustees and, if required by the rules of any stock exchange on which the Notes are listed from time to time, such stock exchange, of any determination by the Issuer not to pay all or part of the Interest Amount which would otherwise fall due on an Interest Payment Date with respect to the Notes not more than 30 Business Days and not less than five Business Days prior to the relevant Interest Payment Date. Deferral of Interest Amounts will not constitute a default of the Issuer or the Company or any breach of their respective obligations under the Notes, the Guarantee Obligations or the Indenture or for any other purpose.

2.11.3        Optional Settlement of Arrears of Interest.

Arrears of Interest may be satisfied at the option of the Issuer in whole or in part at any time (the “Optional Deferred Interest Settlement Date”) following delivery of a notice to such effect given by the Issuer to the Holders of Notes in accordance with the notice provisions (other than notice periods) set forth in the Indenture and the Trustees not less than three Business Days prior to the relevant Optional Deferred Interest Settlement Date informing them of its election to so satisfy such Arrears of Interest (or part thereof) and specifying the relevant Optional Deferred Interest Settlement Date and the amount of Arrears of Interest to be paid.

2.11.4        Mandatory Settlement of Arrears of Interest.

Notwithstanding the provisions above relating to the ability of the Issuer to defer Interest Payments, the Issuer shall pay all outstanding Arrears of Interest (in whole but not in part) on the earliest of the following:

(a)	the next scheduled Interest Payment Date in respect of which the Issuer does not exercise its right pursuant to this Section 2.11 to defer the interest accrued in respect of the relevant Interest Period with respect to the Notes;

(b)	the date on which any or all of the Notes are redeemed; or

(c)	the date on which an order is made or a resolution is passed for a Liquidation Proceeding of the Issuer or the Company (other than a Solvent Reorganization of the Issuer or the Company), as the case may be.

For the avoidance of doubt, any Arrears of Interest will not become subject to the Guarantee Obligations until they are due and payable pursuant to this Section 2.11.4.

2.12	Form.

The Notes and the certificate of the U.S. Trustee endorsed thereon shall each be issuable initially as one or more Global Securities in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and shall be substantially in the form set forth in Annex A hereto. The Issuer hereby appoints the U.S. Trustee as Authenticating Agent for the Notes, and the U.S. Trustee shall authenticate the certificate of the Trustee in its capacity as Trustee or as Authenticating Agent. The Issuer hereby appoints the Canadian Trustee as Security Registrar for the Notes. The Issuer hereby appoints The Depository Trust Company as the Depositary for Global Securities.

2.13	Event of Default.

2.13.1        General.

Section 6.1, Section 6.3 and Section 6.7 of the Original Indenture shall not apply to the Notes. Solely with respect to the Notes (and not with respect to any other Securities issued or outstanding under the Original Indenture), for so long as any of the Notes remain outstanding, “Event of Default” means only a Liquidation Proceeding of the Issuer or the Company other than for the purposes of a Solvent Reorganization of the Issuer or the Company.

2.13.2        Proceedings.

If, for a period of 30 days or more, the Issuer or the Company is in default in the payment of any principal or interest (including any Arrears of Interest (but subject to the Company’s right, at its sole option, to defer interest payments, as described under Section 2.11 (Deferral Right))) in respect of the Notes which has become due and payable (a “Payment Default”), then the Issuer and/or the Company, as the case may be, shall, without notice from the Trustees, be deemed to be in default under the Indenture and the Notes (subject to the provisions set forth below) the Trustees may, and if instructed by the Holders of Notes as described in Section 2.13.4 (Entitlement of Trustees) shall, take such actions as set forth under this Section 2.13.2 (Proceedings) or Section 2.13.3 (Enforcement) to institute actions, steps or proceedings for a Liquidation Proceeding of the Issuer, and/or prove in a Liquidation Proceeding of the Issuer and/or claim in the liquidation administration of the Issuer, such claim being subordinated, and for the amount, as provided in Section 2.18 (Subordination and Waiver of Set-off). For the avoidance of doubt, a Payment Default is not an Event of Default and shall not result in any right of acceleration pursuant to Section 6.2 of the Indenture.

2.13.3        Enforcement.

Without prejudice to Section 2.13.2 (Proceedings) and subject to the provisions set forth below and the Indenture, the Trustees may, and if instructed by the Holders of Notes as described in Section 2.13.4 (Entitlement of Trustees) below shall, at any time and without further notice, institute such proceedings or take such steps or actions against the Issuer and/or the Company as the Trustees may think fit to enforce any term or condition binding on the Issuer and/or the Company under the Indenture or the Notes, but in no event shall the Issuer and/or the Company, by virtue of the institution of any such proceedings, steps or actions, be obliged to pay any sum or sums in cash or otherwise, sooner than the same would otherwise have been payable by it under the Indenture or the Notes.

2.13.4        Entitlement of Trustees.

No Trustee shall be bound to take any of the actions referred to in the provisions set forth under Section 2.13.2 (Proceedings) or Section 2.13.3 (Enforcement) above against the Issuer and/or the Company to enforce the terms of the Indenture or the Notes at the request of the Holders of Notes or take any other action or step under or pursuant to the terms of the Notes or the Indenture unless (a) it shall have been so requested in writing by the Holders of at least 25% in principal amount of the Notes then outstanding and (b) it shall have been indemnified and/or secured and/or prefunded by the Holders to its satisfaction. However, if a Payment Default or an Event of Default has occurred and is continuing, each Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The Trustees shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the request of the Holders of at least 25% in principal amount of the Notes then outstanding. The Trustees shall not be deemed to have knowledge or notice of the occurrence of any default or Event of Default, unless a responsible trust officer of each Trustee shall have received written notice from the Issuer or a Holder of Notes describing such default or Event of Default, and stating that such notice is a notice of default.

2.13.5             Right of Holders of Notes.

No Holder of Notes shall be entitled to proceed directly against the Issuer or the Company or to institute a Liquidation Proceeding of the Issuer or claim in the liquidation of the Issuer or the Company or to prove in such Liquidation Proceeding unless the Trustees, having become so bound to proceed, institute, prove or claim, fail to do so within a 60 day period and such failure shall be continuing, in which case the Holders shall have only such rights against the Issuer or the Company as those which the Trustees are entitled to exercise as set out in this Section 2.13.

2.13.6             Extent of Holders’ Remedy.

No remedy against the Issuer or the Company, other than as referred to in this Section 2.13, shall be available to the Trustees or the Holders, whether for the recovery of amounts owing in respect of the Notes, the Guarantee Obligations or under the Indenture or in respect of any breach by the Issuer or the Company of any of their other obligations under or in respect of the Notes, the Guarantee Obligations or under the Indenture. For the avoidance of doubt, nothing in the foregoing shall (a) prevent the Trustees from proving in any Liquidation Proceeding (otherwise than for the purposes of a Solvent Reorganization of the Issuer or the Company, as the case may be) or administration of the Issuer or the Company and/or claiming in any liquidation of the Issuer or the Company, or (b) impair the right of any Holder under Section 6.8 of the Original Indenture.

2.14	Additional Covenants.

The covenants contained in Article 3 of this First Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

2.15	Co-Obligors and/or Additional Guarantors.

Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, the Company and the Trustees, may enter into a supplemental indenture to the Indenture in respect of the Notes, in form satisfactory to the Trustees, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the Notes, an Affiliate of the Issuer or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union; and provided, further, that the Issuer may only add a Co-Obligor if the Issuer determines that adding such Co-Obligor would not result in a deemed sale or exchange of the Notes by any Holder for U.S. federal income tax purposes under applicable U.S. Treasury Regulations. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (a) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that provided in Section 2.16 (Payment of Additional Amounts) including, for the avoidance of doubt, provision that Additional Amounts shall be payable if the Non-U.S. Co-Obligor is required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the Notes in respect of Taxes imposed or levied by or on behalf of the jurisdiction of incorporation of such Non-U.S. Co-Obligor or relevant authority thereof or therein having power to tax, with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. bondholders to address then-applicable (or potentially applicable future) Taxes imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. bondholders and (b) the right of any Non-U.S. Co-Obligor to redeem the Notes at the Early Redemption Amount that would be applicable to an Optional Tax Redemption in the event that Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the Notes as a result of any Tax Law Change (where references to the United Kingdom and Canada in the definition of “Tax Law Change” shall be deemed also to refer to the jurisdiction in which the Non-U.S. Co-Obligor is incorporated) that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with the Issuer or the Company (as applicable) to pay the principal, premium (if any), interest and certain other amounts on the Notes.

2.16	Payment of Additional Amounts.

All payments made by the Issuer or the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of the United Kingdom and/or Canada or of any province or territory or other jurisdiction thereof or therein or by any authority or agency thereof or therein having power to tax, unless the Issuer or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or the Company is so required to withhold or deduct any amount for or on account of Taxes imposed or levied by or on behalf of the government of the United Kingdom and/or Canada or of any province or territory or other jurisdiction thereof or therein or by any authority or agency thereof or therein having power to tax from any payment made by it under or with respect to the Notes and the Notes are not redeemed in accordance with Section 2.8 (Optional Tax Redemption), the Issuer or the Company (as applicable) will pay such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received (including Additional Amounts) by each Holder of Notes (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder of Notes (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other Person entitled to payments on the Note, being a Person with whom the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), or (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect, of such Note as a non-resident or deemed non-resident of the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the Notes; (c) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made, except to the extent that the Holder of Notes would have been entitled to such Additional Amounts on presentation of the Notes for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder of Notes or beneficial owner of Notes to comply with certification, identification, declaration, filing or similar requirements concerning the nationality, residence, identity or connection with the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein of such Holder of Notes or beneficial owner of Notes, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner's failure to properly comply with the Holder’s or beneficial owner's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

The Issuer or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. The Issuer or the Company (as applicable) will furnish to the Holders of Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. The Issuer and the Company will indemnify and hold harmless each Holder of Notes (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by the Issuer or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer or Company (as applicable) will be obligated to pay Additional Amounts with respect to such payment, the Issuer or the Company (as applicable) will deliver to the Trustees an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustees to pay such Additional Amounts to Holders of Notes on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Early Redemption Amount, Purchase Price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations of the Issuer and the Company under this Section 2.16 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

2.17	Defeasance.

The Notes shall be defeasible pursuant to both of Section 14.2 and Section 14.3 of the Original Indenture.

In the event the Issuer exercises its defeasance option with respect to the Notes pursuant to Section 14.2 of the Original Indenture, the Company’s obligations with respect to the Notes under Section 2.16 (Payment of Additional Amounts) of this First Supplemental Indenture shall survive.

2.18	Subordination and Waiver of Set-Off.

2.18.1        Subordination of the Notes.

The Issuer covenants and agrees, and each Holder of Notes, by the acceptance thereof, covenants and agrees, that the Notes will be direct unsecured subordinated obligations of the Issuer and will rank pari passu without any preference among themselves and pari passu with any Issuer Parity Obligations but junior to all Issuer Senior Obligations and senior to the Ordinary Shares of the Issuer.

In the event a Liquidation Proceeding of the Issuer occurs (otherwise than for the purposes of a Solvent Reorganization of the Issuer), the amount payable by the Issuer to a Holder of Notes under or in relation to such Notes (in lieu of any other payment by the Issuer to such Holder of Notes under or in relation to the Notes, including pursuant to the terms of the Notes or the Indenture) shall be the amount that would have been paid to such Holder of Notes if, immediately prior to and throughout such Liquidation Proceeding, such Holder of Notes was the Holder of Issuer Notional Preference Shares. For the purposes only of that calculation, in respect of each Note and accrued but unpaid interest (including any outstanding Arrears of Interest in respect of such interest), the Holder of the Note will be deemed to hold an Issuer Notional Preference Share entitling such Holder thereof to receive in respect of such Issuer Notional Preference Share an amount in the Liquidation Proceeding of the Issuer that is equal to the principal amount of the relevant Note and all accrued but unpaid interest thereon and outstanding Arrears of Interest in respect of such interest (without double counting).

2.18.2        Subordination of the Guarantee Obligations.

By the acceptance thereof, each Holder of Notes covenants and agrees that the Guarantee Obligations will be unsecured and subordinated obligations of the Company and that the rights and claims of the Holders in respect thereof will rank pari passu without any preference among themselves and pari passu with all Company Parity Obligations but junior to any Company Senior Obligations and senior to the Company Shares.

In the event a Liquidation Proceeding of the Company occurs (otherwise than for the purposes of a Solvent Reorganization of the Company), the amount payable by the Company to a Holder of Notes under or in relation to the Guarantee Obligations in respect of such Notes (in lieu of any other payment by the Company to such Holder of Notes under or in relation to the Guarantee Obligations), shall be the amount that would have been paid to such Holder of Notes if, immediately prior to and throughout such Liquidation Proceeding, such Holder of Notes was the Holder of Company Preference Shares. For the purposes only of that calculation, in respect of each Note and accrued but unpaid interest (including any outstanding Arrears of Interest in respect of such interest payment), the Holder of the Note will be deemed to hold a Company Preference Share entitling such Holder thereof to receive in respect of such Company Preference Share an amount in the Liquidation Proceeding of the Company that is equal to the principal amount of the relevant Note and all accrued but unpaid interest thereon and any outstanding Arrears of Interest in respect of such interest (without double counting). For the purpose of construing the provisions of the Guarantee Obligations and the Company’s payment obligations in respect thereof, the latter amounts shall be treated as due and payable by Issuer on the date such Liquidation Proceeding of the Issuer or the Company commences and consequently, a claim under the Guarantee Obligations in respect of such amount may be made on, or at any time after, such date.

2.18.3        Subrogation.

Subject to the payment in full of all Senior Obligations, the Holders of Notes shall be subrogated (equally and ratably with the holders of all obligations of the Issuer which by their express terms are subordinated to Senior Obligations to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of the holders of Senior Obligations to receive payments or distributions of cash, property or securities of the Issuer or the Company applicable to the Senior Obligations until all amounts owing on the Notes shall be paid in full, and as between the Issuer or the Company, its creditors other than holders of such Senior Obligations and the Holders of Notes, no such payment or distribution made to the holders of Senior Obligations by virtue of this Section 2.18 that otherwise would have been made to the Holders of Notes shall be deemed to be a payment by the Issuer or the Company on account of such Senior Obligations, it being understood that the provisions of this Section 2.18 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Senior Obligations, on the other hand.

2.18.4      Payments on Notes Permitted.

Except as otherwise provided in this Section 2.18, nothing contained in this Indenture or in the Notes shall affect the obligations of the Issuer or the Company, as applicable, to make, or prevent the Issuer or the Company, as applicable, from making, payment of the principal of or interest on the Notes in accordance with the provisions hereof and thereof.

2.18.5      Effectuation of Subordination by Trustees.

Each Holder of Notes by its acceptance thereof authorizes and directs the Trustees on its behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Section 2.18 and appoints the Trustees as its attorney-in-fact for any and all such purposes. This appointment shall be irrevocable.

2.18.6      Rights of Holders of Senior Obligations Not Impaired.

No right of any present or future holder of any Senior Obligations to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or the Company, as applicable, or by any noncompliance by the Issuer or the Company, with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with. With respect to the holders of Senior Obligations, the Trustees undertake to perform or to observe only such of their covenants and obligations as are specifically set forth in Section 2.18 (Subordination and Waiver of Set-Off), and no implied covenants or obligations with respect to the holders of Senior Obligations shall be read into this First Supplemental Indenture against the Trustees. The Trustees shall not be deemed to owe any fiduciary duty arising under this First Supplemental Indenture to the holders of Senior Obligations and shall not be liable to any such holders if the Trustees shall in good faith mistakenly pay over or distribute to Holders of Notes or to the Issuer or to any other Person cash, property or securities to which any holders of Senior Obligations shall be entitled by virtue of Section 2.18 (Subordination and Waiver of Set-Off) or otherwise.

2.18.7      Waiver of Set-off.

To the extent and in the manner permitted by applicable law, neither the Trustees (in respect of amounts owed to the Trustees by the Issuer or the Company, as the case may be, in respect of, and arising from, the Notes and/or the Guarantee Obligations, as applicable, but not in respect of any costs, charges, indemnities, remuneration fees, liabilities or expenses owed to the Trustees by the Issuer or the Company, as the case may be) nor any Holder of Notes may exercise, claim or plead any right of set-off, counterclaim, compensation or retention in respect of any amount owed to it by the Issuer or the Company, as the case may be, in respect of, or arising from, the Notes and/or the Guarantee Obligations, as applicable, and each Holder of Notes will, by virtue of its holding of any Note, be deemed to have waived and to have directed and authorized the Trustees on its behalf to have waived, all such rights of set-off, counterclaim, compensation or retention. Notwithstanding the preceding sentence, if any of the rights and claims of any Holder of Notes in respect of or arising under the Notes or the Guarantee Obligations are discharged by set-off, such Holder will immediately pay an amount equal to the amount of such discharge to the Issuer or the Company or, if applicable, the liquidator, trustee, receiver or administrator of the Issuer or the Company and, until such time as payment is made, will hold a sum equal to such amount on trust for the Issuer or the Company or, if applicable, the liquidator, trustee, receiver or administrator in the relevant liquidation, winding-up or administration. Accordingly, such discharge will be deemed not to have taken place. Nothing in this Section 2.18 (Subordination and Waiver of Set-Off) shall affect, apply to or prejudice the payment or reimbursement of the fees, costs, charges, expenses, indemnities, liabilities or remuneration of the Trustees or the rights and remedies of the Trustees in respect thereof.

2.19	Amendment.

In addition to subsections (a) to (e) of Section 10.2 of the Original Indenture, without the consent of the Holder of each outstanding Note affected thereby, the Issuer, the Company and the Trustees may not modify the subordination provisions applicable to the Notes in a manner adverse to the Holder thereof.

2.20	Consent and Acknowledgement of the Company.

Pursuant to Section 3.1 of the Original Indenture, the Company hereby consents to the issuance of the Notes by the Issuer and acknowledges and confirms that its obligations with respect to the Notes constitute Guarantee Obligations.

2.21	No Sinking Fund.

No sinking fund will be provided with respect to the Notes.

Article 3
CoVENANTS OF THE COMPANY AND THE ISSUER APPLICABLE TO THE NOTES.

3.1	Restrictions during an Optional Interest Deferral Period.

Unless the Issuer has paid all accrued and payable Arrears of Interest, neither the Company nor the Issuer will:

(a)	resolve to pay or declare a dividend or distribution or make any other payment on any Ordinary Shares of the Issuer or Company Shares, other than (i) in the form of the issuance of any Ordinary Shares of the Issuer or Company Shares, as applicable, or (ii) a dividend, distribution or payment declared by the Issuer or the Company before the notice that was given by the Issuer in accordance with Section 2.11.2 (Notice of Interest Deferral) in respect of the then outstanding Arrears of Interest under the Notes;

(b)	pay or declare a dividend or distribution, or make any other payment, to any holders of Issuer Parity Obligations and/or Company Parity Obligations, as applicable, other than a dividend, distribution or payment declared by the Issuer or the Company, as applicable, before the notice that was given by the Issuer in accordance with Section 2.11.2 (Notice of Interest Deferral) in respect of the then outstanding Arrears of Interest under the Notes;

(c)	redeem or repurchase any Issuer Parity Obligations and/or Company Parity Obligations, as applicable (in each case, other than on a pro rata basis with redemption of the Notes), except where such redemption or repurchase is effected as a public cash tender offer or public exchange offer at a redemption or purchase price per security which is below its par value;

(d)	repurchase any Notes; or

(e)	repurchase any Ordinary Shares of the Issuer or Company Shares, except where such repurchase results from the hedging of convertible securities issued by or guaranteed by the Issuer or the Company (whether physically or cash settled), except, in each case, (I) if the Issuer or the Company (as the case may be) is obliged under the terms and conditions of such securities or obligations to make such dividend, distribution or payment or to complete such redemption or such repurchase, (II) such dividend, distribution, payment, redemption or repurchase is made or effected by the Issuer or the Company to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office or the personal service company of any such Person) or their spouses or relatives of the Issuer or the Company or any associated company or to a trustee or trustees to be held for the benefit of any such person or to the administrator or estate of any such person, in any such case pursuant to any share, share-based or option plan or scheme or pursuant to any dividend reinvestment plan or similar plan or scheme, or (III) such dividend, distribution or payment is made between the Issuer and the Company or its subsidiaries.

Paragraph (b) above shall not apply in respect of any pro rata dividend or distribution or any other payment on any Issuer Parity Obligation and/or Company Parity Obligation which is made with a pro rata payment of any Arrears of Interest with respect to the Notes.

3.2	Status of the Issuer

The Issuer shall at all times remain a Subsidiary of the Company.

Article 4
MISCELLANEOUS

4.1	Ratification of the Original Indenture.

The Original Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

4.2	Acceptance of Trust by Trustees.

The Trustees hereby accept the trusts and duties declared and provided for in, and as otherwise contemplated by, this First Supplemental Indenture and hereby agree to perform the same upon the terms and conditions set forth herein and as contemplated hereby and in the Original Indenture, in each case as supplemented and amended from time to time. All the rights, protections, immunities and indemnities afforded to the Trustees and the Agents, as applicable, under the Original Indenture shall also be afforded to the Trustees and Agents, as applicable, as if the same were set forth herein mutatis mutandis.

4.3	Benefits of the Indenture.

Nothing in this First Supplemental Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders of Notes, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

4.4	Governing Law.

This Supplemental Indenture, each Note and the Guarantee Obligations shall be governed by and construed in accordance with the laws of the state of New York, except for (a) the subordination (Section 2.18.1) and waiver of set-off (Section 2.18.7) provisions in respect of the Notes, which will be governed by English law and (b) the subordination (Section 2.18.2) and waiver of set-off (Section 2.18.7) provisions in respect of the Guarantee Obligations, which will be governed by the laws of Ontario, Canada. Notwithstanding the preceding sentence, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

4.5	Separability.

In case any one or more of the provisions contained in this First Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture or of the Notes, but this First Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

4.6	Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

4.7	Trustees’ Disclaimer.

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture. The recitals of fact contained herein shall be taken as the statements of the Issuer and the Trustees assume no responsibility for the correctness thereof. The Issuer hereby authorizes and directs the Trustees to execute and deliver this First Supplemental Indenture.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

EXECUTED as a Deed by BROOKFIELD FINANCE I (UK) PLC by:

/s/ Kunal Dusad	/s/ Philippa Elder
Signature of Director	Signature of Director

Kunal Dusad	Philippa Elder
Name of Director	Name of Director

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name: Nicholas Goodman
Title: Managing Partner and Chief Financial Officer

[Signature Page – First Supplemental Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Yana Nedyalkova
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	/s/ Raji Sivalingam
Name: Raji Sivalingam
Title: Associate Trust Officer

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:	/s/ Jerry Urbanek
Name: Jerry Urbanek
Title: Trust Officer

[Signature Page – First Supplemental Indenture]

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of The Depository Trust Company (“DTC”), a New York corporation, to Brookfield Finance I (UK) plc or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of Cede & Co., or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

BROOKFIELD FINANCE I (UK) PLC

4.50% Perpetual Subordinated Notes

CUSIP: 11272B103

ISIN: US11272B1035

No. •	US$•

Brookfield Finance I (UK) plc, a company duly organized and existing under the laws of England and Wales (herein called the “Issuer”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to •, or registered assigns, the principal sum of • (•) United States Dollars on any date on which this Note becomes due for redemption in accordance with its terms (the “Redemption Date”), and to pay interest thereon, but subject to deferral (in whole or in part) as set forth below and in the Indenture, from and including November 24, 2020 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on February 24, May 24, August 24 and November 24 in each year, commencing on February 24, 2021, at a rate of 4.50% per annum. As provided in the Indenture, interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest shall accrue from and including November 24, 2020. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Notes are or are to be issued and held and the rights, remedies and obligations of the Holders of Notes, of the Issuer and of the Trustees in respect thereof, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder by acceptance hereof acknowledges and assents.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be February 9, May 9, August 9 and November 9 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Subject to the deferral rights set forth in the next paragraph and in the Indenture, any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder of Notes on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

The Issuer may, in its sole discretion, elect to defer any payment of interest (in whole or in part) (a “Deferred Interest Payment”) which is otherwise scheduled to be paid on an Interest Payment Date in respect of the Securities. If the Issuer elects not to make all or part of any payment of interest on an Interest Payment Date, then it will not have any obligation to pay such interest on the relevant Interest Payment Date. Any Deferred Interest Payment shall itself bear interest, at the Interest Rate, from (and including) the date on which (but for such deferral) the Deferred Interest Payment would otherwise have been due to be made to (but excluding) the date on which the Deferred Interest Payment is paid, and interest will be added to such Deferred Interest Payment (and thereafter accumulate additional interest at the Interest Rate accordingly) on each Interest Payment Date (such further interest together with the Deferred Interest Payment, being “Arrears of Interest”). Non-payment of Arrears of Interest shall not constitute a default by the Company or the Guarantor under the Securities or the Guarantee Obligations or for any other purpose, unless such payment of Arrears of Interest becomes due and payable in accordance with the terms of the Indenture.

This Security is a perpetual security in respect of which there is no fixed maturity or mandatory Redemption Date. This Security may be redeemed by the Company in accordance with the terms specified in the Indenture.

The indebtedness evidenced by this Security and by all other Securities now or hereafter certified and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all present and future Issuer Senior Obligations, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed. The Company’s Guarantee Obligations rank subordinate in rank and priority of payment in full of all Company Senior Obligations on the same basis as this Security and the obligations of the Issuer hereunder are subordinated to all Issuer Senior Obligations.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the Place of Payment in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Issuer, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual, facsimile or other electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

Dated: •

BROOKFIELD FINANCE I (UK) PLC

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By: Authorized Officer

Dated:

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Issuer (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of November 24 2020 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 24 2020 (the “First Supplemental Indenture”) (the Original Indenture and the First Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Issuer, Brookfield Asset Management Inc. (the “Company”), as guarantor, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee (hereinafter, the “Trustees”, which term includes any successor trustee(s) under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Company, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$230,000,000, all of which are issued under the First Supplemental Indenture. The Issuer may from time to time, without the consent of the Holders of the Securities, create and issue further securities having the same terms and conditions in all respects as the Securities issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon.  Additional securities issued in this manner will be consolidated with and will form a single series with the Securities; provided that any additional securities will only be issued if they are fungible with the original Securities.

The Issuer or the Company (as applicable) will pay to each relevant Holder or beneficial owner certain Additional Amounts in the event of the withholding or deduction of certain U.K. or Canadian taxes as described in the First Supplemental Indenture. In addition, certain Other Additional Amounts may be payable as contemplated in Section 2.15 of the First Supplemental Indenture and as described in the applicable supplemental indenture.

The Securities are redeemable at the Early Redemption Prices as described in the First Supplemental Indenture and in any applicable supplemental indenture as contemplated in Section 2.15 of the First Supplemental Indenture. The right is reserved to the Company to purchase or redeem the Notes for cancellation, in all cases in accordance with the provisions of the Indenture.

In the event of purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Issuer, the Company and the Trustees with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected.  The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Issuer or the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Corporate Trust Office of the Canadian Trustee, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in initial denominations of US$25.00 and multiples of US$25.00 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Issuer, the Company, the Trustees and any agent of the Issuer, the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Issuer, the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York, except for (i) the subordination and waiver of set-off provisions of the Notes, which shall be governed by English law and (ii) the subordination and waiver of set-off provisions of the Company’s Guarantee Obligations, which shall be governed by the laws of Ontario, Canada. Notwithstanding the preceding sentence, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.